CONFIDENTIAL TREATMENT REQUESTED

BY TNAV HOLDINGS, INC.: TNAV-001

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[****].” THE OMITTED PORTIONS ARE BRACKETED IN THIS PAPER LETTER FOR EASE OF IDENTIFICATION.

December 8, 2009

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Mail Stop 4561

Attention:	Lyn Shenk, Branch Chief
Theresa Messinese, Staff Accountant
J. Nolan McWilliams, Staff Attorney
Susan Block, Staff Attorney

Re:	TNAV Holdings, Inc. Registration Statement on Form S-1 Filed October 30, 2009
File No. 333-162771

Ladies and Gentlemen:

We are submitting this letter on behalf of TNAV Holdings, Inc. (the “Company”), a wholly owned subsidiary of TeleNav, Inc. (“TeleNav”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated November 25, 2009 (the “Staff Letter”) relating to the Company’s Registration Statement on Form S-1 (File No. 333-162771) (the “Registration Statement”).1

[1]

Prior to the effective date of the Registration Statement, TeleNav will merge with and into the Company, stockholders of TeleNav will become stockholders of the Company and the Company will change its name to TeleNav, Inc. Except as disclosed herein, the information included in this letter are those of TeleNav and its subsidiaries and do not give effect to the corporate reorganization.

CONFIDENTIAL TREATMENT REQUESTED

BY TNAV HOLDINGS, INC.

Securities and Exchange Commission

Re: TNAV Holdings, Inc.

December 8, 2009

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter and the supplemental materials. The Company is requesting confidential treatment for selected portions of this letter and the supplemental materials, including in connection with the Freedom of Information Act, and has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with that request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

The Company is concurrently filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”), marked in accordance with Rule 310 of Regulation S-T. For the convenience of the Staff, we are providing by overnight delivery to the Staff a copy of this letter and two marked copies of Amendment No. 1 (against the Registration Statement filed on October 30, 3009). The Company has adjusted the share and per share amounts for common stock and preferred stock in Amendment No. 1 to take into account an anticipated one for 12 reverse split of TeleNav’s common stock and preferred stock prior to the closing of the offering. The Company intends to file an amendment to the Registration Statement in January 2010 to provide the estimated offering price per share.

In this letter, we have recited the comments from the Staff Letter in italicized, bold type and followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 1.

General

1.	Prior to printing and distribution of the preliminary prospectus, please provide us with mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

In response to the Staff’s comment, the Company supplementally advises the Staff that the Company does not intend to include any additional pictures or graphics in the Registration Statement or prospectus included therein.

2.	Please provide us with objective support for the following statements and, with respect to claims of leadership, specify the measure by which you lead:

•	Page 1: “We are a leading provider of location based services . . . .”

•	Page 1: “. . . our established and deep relationships with our wireless carrier and mobile phone manufacturer partners . . ..”

CONFIDENTIAL TREATMENT REQUESTED

BY TNAV HOLDINGS, INC.

Securities and Exchange Commission

Re: TNAV Holdings, Inc.

December 8, 2009

•	Page 4: “. . . the strength of the LBS and GPS credentials of our founders and breadth of experience of our research and development team.”

•	Page 4: “. . . deep understanding of GPS technologies . . . .”

•	Page 69: “. . . highly scalable and reliable LBS”

•	Page 69: “Our proven capabilities and flexibility of our solutions.”

•	Page 70: “We were one of the early pioneers in LBS . . . .”

In response to the Staff’s comment, the Company is supplementally advising the Staff, and supplementally providing under separate cover reports marked to cross reference the various statements in Amendment No. 1, as applicable, as follows:

•

Q2 2009 US Location Based Services Report published by The Nielsen Company to support the statement on pages 1, 3, 5, 43, 66, 70, 72 and F-7 of Amendment No. 1 that TeleNav is a leading provider of location based services (“LBS”) based upon revenue share of top mobile application publishers in the U.S.;

•

The Company believes TeleNav’s existing historical business relationships with wireless carriers and mobile phone manufacturers provide objective support for the statement on pages 1, 66, 71, and 72 of Amendment No. 1 that TeleNav has established and deep relationships with its wireless carrier and mobile phone manufacturer partners. For example, TeleNav has had business agreements in place with Sprint since 2005 whereby Sprint incorporates TeleNav’s products into its mobile services offering, with the revenue generated being shared between the two entities. Since April 2007, TeleNav has been the sole provider of Sprint labeled navigation services. Sprint is required to use TeleNav as its exclusive provider of navigation products under the Sprint Navigation brand. TeleNav has also partnered with AT&T since 2006 and is AT&T’s exclusive provider of turn by turn navigation services under the AT&T Information Service brand. As a further indicator of TeleNav’s established and deep relationship with its wireless carrier partners, TeleNav’s service delivery platform is integrated with its wireless carrier partners’ back-end systems, such as billing and authentication, and TeleNav maintains a dedicated connection between its data center and one of its wireless carrier partners’ data centers. TeleNav also has similar agreements in place with T-Mobile, Rogers Wireless and other wireless carriers. Additionally, the Company believes that TeleNav’s business agreements entered into with mobile phone manufacturers, including prototype license agreements, evaluation license agreements and a trade show co-sponsorship agreement provide objective support for the statement.

CONFIDENTIAL TREATMENT REQUESTED

BY TNAV HOLDINGS, INC.

Securities and Exchange Commission

Re: TNAV Holdings, Inc.

December 8, 2009

•

TeleNav’s founders, H.P. Jin, Robert Rennard and Y.C. Chao, have extensive education and experience in the LBS and GPS industries. Please refer to the biographies of the founders on pages 88, 89 and 90 of Amendment No. 1. The Company believes that the credentials and experience of these individuals support the statements on pages 4 and 72 of Amendment No. 1 relating to the strength of the LBS and GPS credentials of TeleNav’s founders and their deep understanding of GPS technologies. Dr. Rennard was among the team that implemented the first GPS system for the U.S. Department of Defense. Copies of third party articles describing Dr. Rennard’s role are provided supplementally under separate cover. Additionally, the Company believes the broad experience of TeleNav’s research and development team supports the statements on pages 4 and 72 of Amendment No. 1 relating to the breadth of experience and deep expertise of its research and development team. TeleNav’s research and development team includes 12 individuals with Ph.D. degrees in navigation or computer science and 31 Master degrees primarily in computer science, with 12 years average experience in the fields of navigation or high performance web services and prior positions with companies such as SnapTrack, IBM, eBay, Oracle, Sun Microsystems and Yahoo!, in both LBS and non-LBS related fields.

•

The Company believes TeleNav’s history of scaling to meet millions of end users’ needs, its use of industry standard software and hardware and its history of minimal downtime support the statements on pages 3, 4, 70, 72 and 73 of Amendment No. 1 relating to the scalability and reliability of its LBS. TeleNav’s LBS architecture provided service to hundreds of users in 2003 and has since scaled to provide service to over 11 million users without changing its underlying framework. Furthermore, TeleNav uses industry standard software, such as Apache Tomcat, Oracle and MySQL, that allows the architecture to scale to support more users without major changes to the underlying framework of the LBS, and industry standard hardware that allows replacement parts to be installed without interruption. Additionally, the reliability of TeleNav’s LBS is evidenced by its ability to generally provide at least 99.9% operational uptime to its wireless carrier partners, with only 26.4 hours of unplanned service outage since the beginning of 2007.

•

The Company believes the capability and flexibility of TeleNav’s solutions have been proven by its operating history, current support of 15 wireless carriers, ability to release new features and integration with content developed by third parties. TeleNav’s GPS Navigator has been providing LBS to end users since 2003 and is currently supporting the subscribers of its 15 wireless carrier partners across more than 500 types of mobile phones, all major mobile phone operating systems and a broad range of wireless network protocols. The Company believes this operating

CONFIDENTIAL TREATMENT REQUESTED

BY TNAV HOLDINGS, INC.

Securities and Exchange Commission

Re: TNAV Holdings, Inc.

December 8, 2009

history proves the capabilities of TeleNav’s solutions and supports the statement on page 70 of Amendment No. 1 relating to TeleNav’s proven capabilities. Furthermore, TeleNav’s ability to release new features and integrate third party content demonstrate that TeleNav’s solutions are flexible and support the related statement on page 70 of Amendment No. 1. By way of example, the integration of GPS Navigator with business directory listings, lodging and dining reviews, current gas price information and real time weather reports from six different third party content providers supports the statement that TeleNav’s solutions are flexible. TeleNav’s flexible solutions allow it to offer different content selections on different variants of GPS Navigator.

•

Frost & Sullivan report, “2008 North America Consumer Location-based Services (LBS) Market — The Wireless Carrier Opportunity,” which indicates that LBS were first introduced to business by Nextel in 2002-2003. TeleNav entered into an agreement with Motorola to install its LBS on Motorola phones in 2002, supporting the statement on page 71 of Amendment No. 1 that TeleNav was an early pioneer in LBS.

3.	We note you have relied on reports from third-party sources for data. Please either confirm that the data provided by these third parties was not prepared specifically for you in connection with your disclosure and was otherwise generally publicly available for a low or nominal subscription fee or provide a consent under Rule 436.

In response to the Staff’s comment, the Company advises the Staff that the reports from third party sources relied upon by the Company, as referenced in the Amendment No. 1, were not prepared specifically for the Company and are publicly available on a subscription basis for a reasonable fee.

Registration Statement Cover Page

4.	Please revise your fee table to indicate separately the shares that are offered by the selling shareholders.

In response to the Staff’s comment, the Company advises the Staff that it will revise the cover page of the Registration Statement in a subsequent amendment to the Registration Statement to indicate separately the shares that are offered by the selling shareholders and will pay any additional filing fees required, when the number of shares to be sold by each selling shareholder has been determined.

CONFIDENTIAL TREATMENT REQUESTED

BY TNAV HOLDINGS, INC.

Securities and Exchange Commission

Re: TNAV Holdings, Inc.

December 8, 2009

Prospectus summary, page 1

5.	Please clarify here your relationship with GPS Navigator. For instance, is GPS Navigator a third party content provider?

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 3, 66 and 70 of Amendment No. 1 to clarify that GPS Navigator is TeleNav’s core location based services solution, which provides a voice guided, real time, turn by turn mobile navigation service. The Company also supplementally advises the Staff that a description of GPS Navigator is set forth on page 1 of Amendment No. 1 in the first sentence of the second paragraph of “Prospectus summary — Overview.” A detailed description of the core functions and enhanced connected features of GPS Navigator is included in the Amendment No. 1 in the section entitled “Business — Our services and products — Mobile navigation.”

6.	Please revise the last paragraph on this page to disclose your net income for the respective periods.

In response to the Staff’s comment, the Company has revised the last paragraph of the section entitled “Prospectus summary — Overview” on page 1 of Amendment No. 1.

7.	Please revise to summarize the existence and cause of the decline in your average revenue per user, the claims against your customers for patent infringement and the carrier’s resulting demands to you for indemnification, and the remaining terms of your existing contracts with your two largest customers and their ability to terminate these contracts or use your services on a non-exclusive basis.

In response to the Staff’s comment, the Company has revised the section entitled “Prospectus summary — Risk factors” on page 5 of Amendment No. 1.

The Offering, page 6

8.	We note you may use a portion of the net proceeds of this offering “to acquire complimentary businesses, products, services, or technologies.” Please indicate whether you have any current plans, proposals, or understandings in this regard.

In response to the Staff’s comment, the Company advises the Staff that TeleNav does not have any current plans, proposals or understandings to acquire complimentary businesses, products, services or technologies.

CONFIDENTIAL TREATMENT REQUESTED

BY TNAV HOLDINGS, INC.

Securities and Exchange Commission

Re: TNAV Holdings, Inc.

December 8, 2009

Risk Factors, page 9

Risks related to our business

9.	We note the significant decrease in your average revenue per user that has occurred as your end user count has increased significantly and that certain of your revenue is earned from revenue sharing arrangements. In this regard, it is not clear from your filing what control, if any, you have over the amount of revenue you receive per customer. Therefore, please revise to disclose here, in the Business section, or in the beginning of MD&A, how revenue under revenue sharing arrangements is determined and what control you have over the amount of revenue per end user that you receive for your LBS.

In response to the Staff’s comment, the Company has revised the section entitled “Management’s discussion and analysis of financial condition and results of operations — Key components of our results of operations — Sources of revenue” on page 44 of Amendment No. 1.

We are substantially dependent, page 9

10.	Please revise to include a separate risk factor, with its own subheading, to highlight the risk discussed in the second paragraph about the potential risk of a carrier losing subscribers.

In response to the Staff’s comment, the Company has revised the section entitled “Risk factors” on pages 12 and 13 of Amendment No. 1.

If we are unable to manage our costs, page 11

11.	Please briefly explain what ARPU is.

The Company supplementally advises the Staff that ARPU is used throughout Amendment No. 1 to refer to average revenue per user and is initially defined on page 2 of Amendment No. 1. In response to the Staff’s comment, the Company has redefined ARPU on page 12 of Amendment No. 1.

Because our long term success, page 20

12.	At page 81 under “Customers” you indicate that you have agreements with carriers to provide your LBS in 29 countries. Please revise for consistency or advise.

In response to the Staff’s comment, the Company has revised the above referenced risk factor on page 21 of Amendment No. 1.

CONFIDENTIAL TREATMENT REQUESTED

BY TNAV HOLDINGS, INC.

Securities and Exchange Commission

Re: TNAV Holdings, Inc.

December 8, 2009

As a result of becoming a public company, page 29

13.	Refer to the second paragraph. Please revise to make a separate risk factor with its own subheading that in the past you have identified material weaknesses and significant deficiencies in your internal control over financial reporting and that some may remain.

In response to the Staff’s comment, the Company has revised the section entitled “Risk factors” on page 30 to Amendment No. 1.

Special note regarding forward-looking statements, page 34

14.	Please revise the third sentence of the fourth paragraph to remove the inference that you are not responsible for third party information contained in your document.

In response to the Staff’s comment, the Company has revised the disclosure on page 35 of Amendment No. 1.

Selected Financial Data, page 40

15.	Please consider revising to disclose metrics that you believe may be helpful to investors’ analysis of your business, such as average number of end users per period, ARPU, customer turnover, or other such metrics.

In response to the Staff’s comment, the Company has revised the disclosure on page 8 of Amendment No. 1.

Management’s discussion and analysis, page 42

Sources of revenue

16.	Please revise the first full paragraph on page 43 to briefly explain what your MRM services are.

The Company supplementally advises the Staff that MRM services is used throughout Amendment No. 1 to refer to mobile resource management services, which are initially defined and described on page 1 of the Amendment No. 1. The Company also supplementally advises the Staff that a detailed description of TeleNav’s MRM services is included in Amendment No. 1 in the section entitled “Business — Our services and products — Mobile resource management.” In response to the Staff’s comment, the Company has revised the disclosure on page 44 of Amendment No. 1.

CONFIDENTIAL TREATMENT REQUESTED

BY TNAV HOLDINGS, INC.

Securities and Exchange Commission

Re: TNAV Holdings, Inc.

December 8, 2009

17.	To the extent you discuss developing other LBS, expanding geographically, expanding into adjacent markets or pursuing acquisitions, the discussion should be balanced with a time frame for implementing future plans and any obstacles involved before you can commence the planned operations. In this regard, please clarify if additional financing will be needed before being able to implement future plans. Please revise throughout as necessary.

In response to the Staff’s comment, the Company has revised the disclosure on page 44 of Amendment No. 1.

Critical Accounting Policies and Estimates, page 45

Revenue Recognition

18.	We note that you compute an allocation of monthly service fees to the individual end user’s service period. Please supplementally explain to us why monthly service fees need to be allocated to individual user’s service periods and what the term service period means (i.e., whether the service period is the expected subscription period).

In response to the Staff’s comment, the Company supplementally advises the Staff that TeleNav’s wireless carrier partners often bill their subscribers in advance for the monthly service period, which may start and end on different days of a given month. For example, one individual may have a monthly billing period that runs from the 10th of the current month through the 9th of the following month, while another individual may have a monthly billing period that runs from the 25th of the current month through the 24th of the following month. Accordingly, fees paid to TeleNav on a per user basis can include amounts for service periods that extend beyond TeleNav’s current reporting period. Therefore, TeleNav performs an additional analysis to determine the number of days of revenue to be recognized for each end user in a given reporting period and defers revenue associated with days that occur after the end of the reporting period.

Results of Operations, page 53

Comparison of the three months ended September 30, 2009 and 2008

19.	Please expand your discussion of operating results to ensure that you quantify all material factors to which variances within an item are attributed. For example, you attribute the change in the cost of revenue to lower usage rates, an increase in revenue from end users who receive your services as part of a bundle of services, and the use of lower cost content; however, you do not quantify these factors.

In response to the Staff’s comment, the Company has revised the disclosure on pages 54, 57 and 58 of Amendment No. 1.

CONFIDENTIAL TREATMENT REQUESTED

BY TNAV HOLDINGS, INC.

Securities and Exchange Commission

Re: TNAV Holdings, Inc.

December 8, 2009

Revenue, page 53

20.	We note that you are using ARPU to explain changes in revenue. Please provide a discussion in this section which defines ARPU and explains the meaningfulness in changes in the measure.

The Company supplementally advises the Staff that ARPU is used throughout Amendment No. 1 to refer to average revenue per user and is initially defined on page 2 of Amendment No. 1. In response to the Staff’s comment, the Company has revised its discussion of revenue on page 54 of Amendment No. 1.

21.	We note the significant increase in your end user count and the significant decrease in average revenue per user. Please revise to describe here or in the business section of the filing the general terms of your contracts with wireless carriers, including specifically a discussion of why your ARPU has declined as your user count has increased, and any known trends that are expected to result from future growth.

The Company respectfully advises the Staff that a description of the causes for the decline in ARPU as end users have increased and the expected trends are described in “Risk factors” on page 12 of Amendment No. 1 in the risk factor captioned “If we are unable to manage our costs in light of the anticipated reduction in average revenue per user, or ARPU, or a potential increase in end user activity, our gross margin would decline and our operating results would be adversely affected.” In addition, the Company advises the Staff that the general terms of its contracts with its wireless carriers are described in “Business — Customers” on pages 82 and 83 of Amendment No. 1.

22.	We note your revenue for the three months ended September 30, 2009, increased 67 percent due to an increase in end users from 5.1 million at September 30, 2008 to 11.4 million at September 30, 2009. Please tell us whether you believe it would be more meaningful to your discussion of the results of operations to quantify the average number of end users during the periods discussed rather than the number of users at period end.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 4, 43, 54, 56, 58, 61, 71 and 73 of Amendment No. 1.

23.	Please revise to quantify the impact on reported revenues of both the 67 percent increase in the number of end users and the 34 percent decrease in ARPU.

In response to the Staff’s comment, the Company has revised the disclosure on page 54 of Amendment No. 1.

CONFIDENTIAL TREATMENT REQUESTED

BY TNAV HOLDINGS, INC.

Securities and Exchange Commission

Re: TNAV Holdings, Inc.

December 8, 2009

24.	We note that in connection with an amendment to your agreement with Sprint that Sprint agreed to increase the share of any future advertising revenue you are entitled to receive. In this regard, please tell us whether your reported results include advertising revenue and, to the extent material to revenues or operating income, revise to quantify such amounts.

In response to the Staff’s comment, the Company supplementally advises the Staff that TeleNav’s results include advertising revenue, which was less than $10,000 in each of the periods presented in the Consolidated Financial Statements.

25.	Please supplementally explain to us the term “terminate for convenience” as it relates to your disclosure about the amendment to the Sprint contract.

The Company supplementally advises the Staff that the amendment resulted in an extension of the date after which Sprint may terminate its agreement with TeleNav without cause from January 31, 2010 to December 31, 2010. In response to the Staff’s comment, the Company has revised the disclosure on page 54 of Amendment No. 1.

26.	Please quantify for us the amount of activation fees recognized in each period.

In response to the Staff’s comment, the Company supplementally advises the Staff that activation fees recognized totaled $837,000, $619,000 and $829,000 for fiscal 2007, 2008 and 2009, respectively, and $161,000 and $251,000 for the three months ended September 30, 2008 and 2009, respectively.

Cost of Revenue, page 53

27.	We note that cost of revenue for the three months ended September 30, 2009 increased 76 percent due to an increase in the number of users and an increase in the average usage by end users. Please revise to quantify the impact of each of these factors on cost of revenue.

In response to the Staff’s comment, the Company has revised the disclosure on pages 54, 57 and 58 of Amendment No. 1.

28.	We believe your discussion and analysis of cost of revenue could be improved by providing quantification and discussion of the significant components of cost of revenue, such as third-party data costs, cost of operating centers, etc. Please revise as appropriate.

In response to the Staff’s comment, the Company has revised the disclosure on pages 54, 57 and 58 of Amendment No. 1.

CONFIDENTIAL TREATMENT REQUESTED

BY TNAV HOLDINGS, INC.

Securities and Exchange Commission

Re: TNAV Holdings, Inc.

December 8, 2009

Liquidity and Capital Resources, page 61

29.	Based upon the variability and unpredictability in the generation of revenue due to (i) your inability to determine price, (ii) no contact with the end user, including no role in obtaining a customer or influencing whether a customer receives your product as a stand-alone service or as part of a bundled service, and (iii) the fact that your contracts with the carrier partners do not obligate them to offer your service, a more robust discussion should be provided to describe trends and uncertainties that management expects will have an impact on operations and liquidity. Similarly, we note the significant increase in capitalized development costs. It appears the amortization of these costs would be expected to increase significantly in the future as a result.

In response to the Staff’s comment, the Company has revised the disclosure on pages 44, 54 and 62 of Amendment No. 1.

Our strategy, page 71

30.	Please revise the spillover paragraph on page 72 to briefly describe the premium offerings and when you anticipate introducing these to the market.

In response to the Staff’s comment, the Company has revised the disclosure on page 73 of Amendment No. 1.

Pursue new carrier relationships, page 72

31.	Please revise to provide the basis for your belief that adoption of mobile data services is expected to grow rapidly outside of North America.

In response to the Staff’s comment, the Company has revised the disclosure on page 73 of Amendment No. 1. Additionally, the Company is supplementally providing the Staff with a copy of the eMarketer report “Mobile Location-Based Services” dated October 2008 under separate cover to support the above statement.

Platform and architecture, page 76

32.	Please revise to briefly explain what “geocoding” is.

In response to the Staff’s comment, the Company has revised the disclosure on page 77 of Amendment No. 1.

CONFIDENTIAL TREATMENT REQUESTED

BY TNAV HOLDINGS, INC.

Securities and Exchange Commission

Re: TNAV Holdings, Inc.

December 8, 2009

Business, page 65

Customers

33.	We note that your right to be the exclusive provider of Sprint Navigation expires on December 31, 2010. Please revise to describe the expected impact on your business, to the extent known, if Sprint does not terminate your contract but instead begins to use other LBS providers. Please specifically address how this may impact your revenue sharing arrangement.

The Company supplementally advises the Staff that if Sprint begins to use other LBS providers, the expected impact on TeleNav’s business is currently unknown. TeleNav’s revenue sharing arrangement with Sprint applies only to services provided by TeleNav, and as a result, no known results can be meaningfully described to investors at the present time.

Intellectual Property, page 82

34.	Please explain in plain English the terms “provisional” and “nonprovisional” patent applications.

In response to the Staff’s comment, the Company has revised the disclosure on page 83 of Amendment No. 1.

35.	Please revise to describe the basis on which payments to third-party data providers for the data they provide are determined.

In response to the Staff’s comment, the Company has revised the disclosure on page 84 of Amendment No. 1.

Competition, page 83

36.	Please revise to describe management’s beliefs as to the company’s competitive position relative to others.

In response to the Staff’s comment, the Company has revised the disclosure on page 85 of Amendment No. 1.

CONFIDENTIAL TREATMENT REQUESTED

BY TNAV HOLDINGS, INC.

Securities and Exchange Commission

Re: TNAV Holdings, Inc.

December 8, 2009

Legal Proceedings, page 85

37.	Please revise to ensure your description of various legal proceedings and claims is provided in plain English. For example, please explain “ex parte reexamination of all the patents at issue” and “Inter Partes Reexamination Request” in plain English.

In response to the Staff’s comment, the Company has revised the disclosure on page 86 of Amendment No. 1.

38.	It appears based on your disclosure that you are not a named defendant in the various legal proceedings brought by the patent holding companies against the wireless carriers. Please supplementally clarify for us whether this is correct and, to the extent known, tell us and revise to disclose why you are not a named defendant.

The Company supplementally advises the Staff that no plaintiff patent holding company in any of the pending legal proceedings disclosed in Amendment No. 1 for which TeleNav’s wireless carrier partners have sought indemnification has advised the Company or TeleNav of its rationale for not naming TeleNav as a defendant. [****]

In response to the Staff’s comment requesting revision to the disclosure relating to the legal proceedings to disclose why the Company is not a named defendant in the legal proceedings, the Company respectfully submits that, because TeleNav has no information as to the motivations or decisions of the plaintiffs, it would not be appropriate to provide such disclosure in Amendment No. 1.

39.	On page 86 you state that indemnity payments and associated legal fees and expenses could materially harm your business. Please clarify for us whether this statement means that you believe loss contingencies are at least reasonably possible as defined by SFAS 5 (ASC 450-20-25-1). If so, please revise to disclose amounts or ranges of amounts of potential loss contingencies involve. In addition, please consider revising note 4 to the financial statements to provide the detailed disclosures of legal proceedings in this section.

The Company supplementally advises the Staff that neither it nor TeleNav has concluded that loss contingencies relating to indemnity payments and associated legal fees and expenses are reasonably possible. In response to the Staff’s comment, the Company has revised Note 4 to the Consolidated Financial Statements on pages F-17 and F-18 of Amendment No. 1.

CONFIDENTIAL TREATMENT REQUESTED

BY TNAV HOLDINGS, INC.

Securities and Exchange Commission

Re: TNAV Holdings, Inc.

December 8, 2009

Compensation discussion and analysis, page 94

Role of the compensation committee

40.	Please revise to clarify whether the compensation committee has discretion to adjust compensation component upward, downward, or both, and whether there is any limit to the amount of adjustment.

In response to the Staff’s comment, the Company has revised the disclosure on page 97 of Amendment No. 1.

Base salary, page 97

41.	Please revise to describe why you believe the companies you reviewed are comparable to you.

The Company supplementally advises the Staff that the compensation survey of comparable companies which it reviewed was prepared on a confidential basis by several venture capital firms in Silicon Valley and obtained by TeleNav from marketplace contacts. The information included in the survey is based on data that these firms collect from their portfolio companies. The survey provides salary ranges for various executive officer positions based on the salaries of the executive officers at these portfolio companies, but does not identify the names of the private companies. The compensation survey included compensation data of companies in the information technology sector located in the San Francisco Bay Area/Silicon Valley (where the Company is located) with annual revenues ranging from $20 million to $40 million. Notwithstanding the difference in revenue, TeleNav believes that the companies included in the compensation survey provided a spectrum of comparable companies in the technology sector at the time of its informal analysis, which was succeeded by the more formal review conducted later by Compensia.

In response to the Staff’s comment, the Company has revised the disclosure in the section entitled “Compensation discussion and analysis — Base salary” on page 98 of Amendment No. 1.

CONFIDENTIAL TREATMENT REQUESTED

BY TNAV HOLDINGS, INC.

Securities and Exchange Commission

Re: TNAV Holdings, Inc.

December 8, 2009

Bonuses, page 97

42.	Please revise to quantify all performance targets under the STI bonus plans, including Key Performance Indicators, that must be achieved in order for your executive officers to earn their incentive compensation. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.

The Company supplementally advises the Staff that it would result in competitive harm to the Company to disclose its performance targets, as explained below.

Competitive Harm Analysis. With respect to the Staff’s comment that the Company provide additional information concerning the competitive harm arising from disclosure of the specific performance targets (the “Targets”) under the STI Bonus Plans, the Company respectfully advises the Staff that the Company believes that disclosure of the Targets is not required because disclosure of such information would result in the Company suffering competitive harm and thus may be omitted under Instruction 4 to Item 402(b) of Regulation S-K.

Instruction 4 to Item 402(b) provides that registrants are not required to disclose target levels with respect to specific quantitative or qualitative performance-related factors considered by the compensation committee or the board of directors, or any other factors or criteria involving confidential trade secrets or confidential commercial or financial information, when the disclosure of such information would result in competitive harm for the registrant. Instruction 4 states that the standard to use in determining whether disclosure would cause competitive harm for a registrant is the same standard that would apply when a registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Rule 406 of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 24b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each of which incorporates the criteria for non-disclosure when relying upon Exemption 4 (“Exemption 4”), of the Freedom of Information Act (5 U.S.C. 552(b)(4)) (the “FOIA”) and Rule 80(b)(4) (17 CFR 200.80(b)(4)) thereunder.

Exemption 4 of the FOIA provides generally that the provisions of the FOIA requiring agencies to make information available to the public do not apply to matters that are trade secrets or commercial or financial information, obtained from a person and privileged or confidential.

CONFIDENTIAL TREATMENT REQUESTED

BY TNAV HOLDINGS, INC.

Securities and Exchange Commission

Re: TNAV Holdings, Inc.

December 8, 2009

See generally 5 U.S.C. § 552(b)(4). For Exemption 4 to apply, the following test must be satisfied: (1) the information for which an exemption is sought must be a trade secret, or such information must be commercial or financial in character; (2) such information must be obtained from a person, which includes a corporation; and (3) such information must be privileged or confidential. Nadler v. Federal Deposit Ins. Corp., 92 F.3d 93, 95 (2nd Cir. 1996); GC Micro Corp v. Defense Logistics Agency, 33 F.3d 1109, 1112 (9th Cir. 1994).

With respect to the first requirement of the test, the United States Court of Appeals for the District of Columbia has held that the terms “commercial or financial information” should be given their ordinary meaning and has specifically rejected the argument that the term “commercial” be confined to records that “reveal basic commercial operations,” holding instead that records are commercial so long as the submitter has a “commercial interest” in them. Public Citizen Health Research Group v. Food & Drug Admin., 704 F.2d 1280, 1290 (D.C. Cir. 1983). Examples of items generally regarded as commercial or financial information include: business sales statistics, technical designs, license and royalty information, customer and supplier lists, and information on financial condition. See Landfair v. United States Dep’t of the Army, 645 F. Supp. 325, 327 (D.C. Cir. 1986). Likewise, in Critical Mass Energy Project v. Nuclear Regulatory Comm’n, 644 F. Supp. 344, 346 (D.D.C. 1986), vacated on other grounds, 830 F.2d 278, 281 (D.C. Cir. 1987), the court held that “information is commercial if it relates to commerce, or it has been compiled in pursuit of profit.” The Company respectfully submits that the Targets, which include specific targets relating to revenue, operating efficiencies (which include cost of revenue and operating expenses) and customer satisfaction constitute confidential commercial or financial information, as such terms are described above.

Under the second requirement of the test, information for which confidential treatment is requested must be provided to the Commission by a person. The Landfair court stated that the term “person” refers to a wide range of entities, including corporations. 645 F. Supp. at 327. The Company, which is a corporation, is a person within the meaning of Exemption 4.

With respect to the third requirement of the test, commercial or financial information is considered “confidential” within the meaning of Exemption 4 where (i) it is not customarily released to the public by the person from whom it was obtained, and (ii) requiring disclosure would likely impair the government’s ability to obtain necessary information in the future or public disclosure would cause substantial harm to the competitive position of the person from whom the information was obtained. S. Rep. No. 813, 89th Cong., 1st Sess. 9 (1965); see also Burke Energy Corp. v. Dep’t of Energy, 583 F. Supp. 507 (1984); National Parks and Conservation Ass’n v. Morton, 498 F.2d 765 (1974). Evidence revealing actual competition and the likelihood of substantial competitive injury are sufficient to bring commercial information within the realm of confidentiality. Public Citizen, 704 F.2d at 1291. The Company respectfully submits that the Targets should be considered “confidential” and that their disclosure would likely result in substantial competitive injury to the Company for the reasons set forth below. In addition, because of concerns over possible competitive harm, the Company has not previously made public any of the Targets.

CONFIDENTIAL TREATMENT REQUESTED

BY TNAV HOLDINGS, INC.

Securities and Exchange Commission

Re: TNAV Holdings, Inc.

December 8, 2009

The Targets include highly confidential information that is directly related to TeleNav’s financial projections, future strategies, internal goals and perceptions of its future performance in the market. The LBS industry is an extremely competitive industry. Disclosure of TeleNav’s confidential information, such as the Targets, would allow TeleNav’s competitors to draw meaningful conclusions about a number of highly confidential and important matters. More specifically, TeleNav’s competitors could use that information to determine TeleNav’s future plans and focus, such as its plans for future growth or the focus of its sales or product development efforts. Disclosure of this information also would allow TeleNav’s competitors to better understand the key factors that are critical to TeleNav’s achievement of its future goals and the likelihood that TeleNav will achieve those goals. As a result, TeleNav’s competitors would be able to formulate their own strategies to prevent TeleNav from achieving its performance goals or to counteract TeleNav’s plans, either of which could make it much more difficult for TeleNav to follow its business strategies and achieve its goals. Competitors would use information indicating that TeleNav failed to meet its internal sales, technology or product development goals or its management improvement goals to identify areas that the competitors could exploit by allocating more resources to their own development or management efforts, or to alter their pricing, marketing or business strategies, in a manner that would enable them to compete more effectively with TeleNav. In addition, competitors would use information about TeleNav’s internal development targets to determine the time that TeleNav allocates between internal development targets and external (publicly-announced) product release dates, thereby allowing the competitors to more effectively time their own new product introductions. For these reasons, disclosure of the Targets could cause substantial economic harm to TeleNav’s competitive position, which would result in significant economic harm to TeleNav.

To illustrate the highly confidential nature of the Targets, we have included a sampling below:

[****]

The Company also respectfully notes to the Staff that it believes if the foregoing confidential information is disclosed it would be harmful to the Company regardless of whether the goal was a past, present or future goal.

Analysis of Ability to Achieve the Targets. The Company acknowledges the Staff’s comment that if the Company does not disclose the Targets as a result of the competitive harm that would result from such disclosure, the Company should discuss how difficult it will be for the executive or how likely it will be for the Company to achieve the undisclosed Targets. In response to the Staff’s comment, the Company has revised the section entitled “Compensation discussion and analysis” on pages 99 and 100 of Amendment No. 1 to include additional disclosure relating to the ability and likelihood of meeting the Targets.

CONFIDENTIAL TREATMENT REQUESTED

BY TNAV HOLDINGS, INC.

Securities and Exchange Commission

Re: TNAV Holdings, Inc.

December 8, 2009

43.	We note your disclosure that you may advance a portion of the target bonus during the third quarter. Please revise your disclosure to clarify whether the named executive officer must repay the advance in the event that annual bonus amount is determined to be less than the amount of advances paid to that named executive officer during the fiscal year.

In response to the Staff’s comment, the Company has revised the disclosure on page 100 of Amendment No. 1.

Third party analysis of compensation, page 104

44.	Please revise the list of benchmark companies to clarify which companies are publicly traded and which are pre-IPO.

The Company supplementally advises the Staff that all of the companies listed on page 106 of Amendment No. 1 are publicly traded. The pre-IPO companies mentioned reference a separate set of data utilized to compare current compensation to comparable pre-IPO companies (generally based on capitalization and profitability). The companies included in the pre-IPO database are not listed because this information is proprietary information that Compensia collected from certain private companies. TeleNav did not benchmark against individual private companies. In response to the Staff’s comment, the Company has revised the disclosure in the section entitled “Compensation discussion and analysis — Third party analysis of compensation” on page 106 of Amendment No. 1.

2009 Summary compensation table, page 107

45.	Please revise to provide compensation information for the last three fiscal years.

In response to the Staff’s comment, the Company respectfully submits that it does not believe that it is required to make additional disclosures of the compensation information in the 2009 summary compensation table to include this information for the last three fiscal years. Instruction 1 to the Instructions to Item 402(c), as set forth below, provides:

“Information with respect to fiscal years prior to the last completed fiscal year will not be required if the registrant was not a reporting company pursuant to section 13(a) or 15(d) of the Exchange Act (15 U.S.C. 78m(a) or 78o(d)) at any time during that year, except that the registrant will be required to provide information for any such year if that information previously was required to be provided in response to a Commission filing requirement.”

CONFIDENTIAL TREATMENT REQUESTED

BY TNAV HOLDINGS, INC.

Securities and Exchange Commission

Re: TNAV Holdings, Inc.

December 8, 2009

The Company was not a reporting company in the last three fiscal years; therefore, the Company does not believe disclosure of compensation information beyond the last completed fiscal year in the fiscal 2009 summary compensation table is required to be provided.

Outstanding equity awards at June 30, 2009, page 109

46.	Please revise footnote (11) to disclose the options exercise on July 8, 2009 or advise.

In response to the Staff’s comment, the Company has added footnote 12 to the table of outstanding equity awards at June 30, 2009 on page 110 of Amendment No. 1.

Principal and selling stockholders, page 135

47.	Please update to the most recent practicable date in your next amendment.

In response to the Staff’s comment, the Company has revised the disclosure on pages 136, 137 and 138 of Amendment No. 1.

48.	Please identify the number of shares offered by each selling shareholder prior to effectiveness or advise. Also advise us whether or not names will be added under “Other selling shareholders:” prior to effectiveness.

In response to the Staff’s comment, the Company supplementally advises the Staff that it will revise the principal and selling stockholder table in a subsequent amendment to the Registration Statement to identify the selling stockholders and the number of shares offered by each selling stockholders, when the selling stockholders and number of shares to be sold by each selling stockholder have been determined and prior to the printing of a preliminary prospectus.

Material United States federal income tax consequences, page 147

49.	Please revise the first sentence of the last paragraph on page 150 to remove the implication that the discussion is “for general information only.”

In response to the Staff’s comment, the Company has revised the disclosure on page 151 of Amendment No. 1.

CONFIDENTIAL TREATMENT REQUESTED

BY TNAV HOLDINGS, INC.

Securities and Exchange Commission

Re: TNAV Holdings, Inc.

December 8, 2009

Underwriting, page 151

50.	Please revise to state that the selling shareholders “may be deemed” underwriters.

In response to the Staff’s comment, the Company has revised the disclosure on page 153 of Amendment No. 1.

51.	Please delete the last sentence of the fourth full paragraph on page 155.

The Company acknowledges the Staff’s comment. The Company respectfully advises the Staff that the fourth full paragraph on page 156 of Amendment No. 1 is intended to permit the offering of the securities described in the prospectus to comply with the restrictions on financial promotion under the United Kingdom’s Financial Services and Markets Act 2000 (the “FSMA”). The last sentence of the fourth full paragraph on page 156 of Amendment No. 1 is directed only to persons inside the United Kingdom to whom the prospectus may not be communicated under the FSMA and the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”). This sentence is not intended to limit action or reliance upon the prospectus by investors in the United States.

In response to the Staff’s comment, the Company has revised the last sentence of the fourth full paragraph on page 156 to clarify that the sentence is applicable only to persons inside the United Kingdom who are neither investment professionals within the meaning of Article 19(5) of the Order nor certain high net worth entities and other persons to whom the prospectus may be communicated under Article 49(2)(a) to (d) of the Order.

Financial Statements

Note 1. Organization and Significant Accounting Policies, page F-7

52.	Please revise to describe the types of costs included in cost of revenue and to state your accounting policy for the measurement and recognition of the significant components.

In response to the Staff’s comment, the Company has revised the disclosure on page F-9 of Amendment No. 1.

Revenue Recognition, page F-8

53.	Please tell us and disclose how you account for the discounts that you provide to your carrier partners based on the number of end users paying for services in a given month.

In response to the Staff’s comment, the Company supplementally advises the Staff that contracted tiered pricing is provided to certain of TeleNav’s wireless carrier partners based on the

CONFIDENTIAL TREATMENT REQUESTED

BY TNAV HOLDINGS, INC.

Securities and Exchange Commission

Re: TNAV Holdings, Inc.

December 8, 2009

number of paying end users in a given month. This pricing results in a discounted fee for each paying end user for the tier level achieved for the respective month. Revenue recognized is based on the discounted fees earned for a given period. In response to the Staff’s comment, the Company has revised the disclosure on pages F-8 and F-9 of Amendment No. 1.

54.	Please disclose the nature of the revenue sharing arrangements with carrier partners including how your portion is determined.

In response to the Staff’s comment, the Company has revised the disclosure on page F-8 of Amendment No. 1.

55.	We note your disclosure that several of your wireless carrier partners do not provide sufficient monthly individual subscriber billing period details to allow you to compute the allocation of monthly service fees to the individual end user’s service period, and in such cases you make estimates of any required service period revenue cutoff. In addition, we note that if you fail to receive an accurate revenue report from a wireless carrier partner for the month, you need to estimate the amount of revenue that should be recorded for that month. Please tell us how often this occurs and whether the difference between the estimated revenue and actual revenue determined upon receipt of the final revenue reports has resulted in material changes to revenue. In addition, revise to disclose how accurate your estimates have been and the amounts of adjustments required in reported periods.

In response to the Staff’s comment, the Company supplementally advises the Staff that TeleNav is required to make estimates of revenue for a given period when a wireless carrier partner does not provide it with an LBS revenue report in a timely manner. TeleNav records any differences between such estimated revenues and the actual revenue in the reporting period when it determines the actual amounts based on receipt of the LBS revenue reporting from the wireless carrier partner. For the three months ended June 30, 2009 and September 30, 2009, estimated revenue as a result of the non-timely receipt of an LBS revenue report comprised less than 6% of total revenue reported for each respective period. In addition, the actual revenue ultimately reported by the wireless carrier partners for each of these periods did not differ from TeleNav’s estimates by more than 0.05% of total revenue reported for the respective periods.

TeleNav also is required to make estimates of revenue to recognize in a given month for certain wireless carrier partners who report the monthly service fees but do not provide TeleNav with sufficient monthly individual subscriber billing period details to allow it to compute the allocation of monthly service fees to the individual end user’s service period. In such cases TeleNav makes estimates of any required service period revenue cutoff. For the three months ended June 30, 2009 and September 30, 2009, estimated revenue recognized related to these wireless carrier partners comprised no more than 3% of total revenue reported for the respective periods.

CONFIDENTIAL TREATMENT REQUESTED

BY TNAV HOLDINGS, INC.

Securities and Exchange Commission

Re: TNAV Holdings, Inc.

December 8, 2009

In response to the Staff’s comment, the Company has revised the disclosure on page F-9 of Amendment No. 1.

56.	We note that you defer activation fees received upon the initiation of certain services and recognize the deferred amounts over the estimated average length of subscription to the service, historically 16 months. Please supplementally explain to us how you calculate the estimated average length of service.

In response to the Staff’s comment, the Company supplementally advises the Staff that activation fees are deferred upon the initiation of certain services and recognized over the estimated average length of subscription to the service. Based on TeleNav’s analysis over the past three years of the detailed billing information of each unique end user and the respective activation and deactivation of each user’s service period, TeleNav has determined the average length of service for services that have an activation fee is approximately 16 months.

* * * * *

CONFIDENTIAL TREATMENT REQUESTED

BY TNAV HOLDINGS, INC.

Securities and Exchange Commission

Re: TNAV Holdings, Inc.

December 8, 2009

Other Matters

Amendment No. 1 is filed herewith in response to the Staff’s comments. The Company confirms that no additional material changes were made in Amendment No. 1 for reasons other than (i) in response to a specific Staff comment; (ii) as noted in this response letter; (iii) to reflect the one for 12 reverse split of TeleNav’s common stock that will occur prior to the effective date of the Registration Statement; and (iv) to disclose the filing of a patent infringement suit against TeleNav on November 17, 2009.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

Please direct your questions or comments to Julia Reigel of this office (650-320-4509) or me (650-565-3883). In addition, please provide a facsimile of any additional comments you may have to the attention of Alan Denenberg of Davis Polk & Wardwell LLP at fax number (650-752-3604), and to Ms. Reigel and me at (650-493-6811). Thank you for your assistance.

Respectfully submitted,

WILSON SONSINI GOODRICH & ROSATI,
Professional Corporation

/s/ Valerie Barnett Valerie Barnett

Enclosures

cc:	H.P. Jin, TNAV Holdings, Inc.
Douglas Miller, TNAV Holdings, Inc.
Loren Hillberg, Esq., TNAV Holdings, Inc.
Carmen Chang, Esq., Wilson Sonsini Goodrich & Rosati, P.C.
Julia Reigel, Esq., Wilson Sonsini Goodrich & Rosati, P.C.
Alan Denenberg, Esq., Davis Polk & Wardwell LLP